Exhibit 99.116

CONSENT

February 27th, 2025

To:	British Columbia Securities Commission

Alberta Securities Commission

Autorite des marches financiers

I, Adam Wheeler, do hereby consent to the public filing of technical report entitled “Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway” and dated 24th January, 2025 (the “Technical Report”) by Blue Moon Metals Inc (the “Issuer”), with the TSX Venture Exchange under its applicable policies and forms in connection with the acquisition by the Issuer of a 99.5% interest in Nussir ASA (and the Nussir Property), pursuant to a share purchase agreement dated December 19, 2024, as further described in news releases dated December 19, 2024 and November 17, 2024, and I acknowledge that the Technical Report will become part of the Issuer’s public record.

/s/ “Adam Wheeler”
Adam Wheeler
Signature Date: February 27th, 2025